FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Vlahakis Nicholas G. (Last) (First) (Middle) 5050 Lincoln Drive (Street) Edina, MN 55436-1097 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliant Techsystems Inc. ATK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 21, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Senior Vice President and Chief Operating Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	5/7/02		A (1)	V	2,250	A
Common Stock	5/7/02		F (1)		781	D	$110.40	6,144 (2)	D
Common Stock								1,434.380 (3)	I	By 401(k) Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock	1-for-1							(4)	(4)	Common Stock	6,519 (5)		6,519 (5)	D
Employee Stock Option (right to buy)	$25.0556 (7)							(6)	5/14/09	Common Stock	11,813 (7)		11,813 (7)	D
Employee Stock Option (right to buy)	$19.5371 (9)							(8)	1/25/10	Common Stock	27,000 (9)		27,000 (9)	D
Employee Stock Option (right to buy)	$27.389 (11)							(10)	1/23/11	Common Stock	19,125 (11)		19,125 (11)	D
Employee Stock Option (right to buy)	$47.7467 (13)							(12)	1/22/12	Common Stock	26,250 (13)		26,250 (13)	D
Employee Stock Option (right to buy)	$59.12	1/21/03		A		30,000		(14)	1/21/13	Common Stock	30,000		30,000	D

 Explanation of Responses:

(1) Shares acquired represent payment of a Performance Share Award (“PSA”), and shares disposed of represent shares withheld from the PSA to pay withholding taxes.

(2) Amount reported includes 3,937 shares subject to certain restrictions (including possible forfeiture) applicable to restricted stock grants under the Issuer's 1990 Equity Incentive Plan.  On May 7, 2002, Alliant Techsystems Inc. declared a 3-for-2 stock split in the form of a stock dividend payable in shares of common stock on June 10, 2002, to holders of record of common stock on May 17, 2002, resulting in the reporting person’s acquisition of 2,048 additional shares of common stock.

(3) Shares allocated to the reporting person’s account under the Issuer’s 40l(k) plan as of December 31, 2002, including adjustments made to the reporting person’s account as a result of a stock dividend paid on June 10, 2002.

(4) The Phantom Stock Units were acquired under the Issuer’s Management Deferred Compensation Plan and are to be settled 100% in cash following the reporting person’s termination of employment or such other date specified by the reporting person.  However, the participant may currently elect to transfer funds out of the phantom stock account into another investment account.

(5) The number of Phantom Stock Units was adjusted to reflect the acquisition of 2,172 additional Phantom Stock Units in connection with the stock dividend paid on June 10, 2002.

(6) 100% exercisable.

(7) This option was previously reported as an option for 7,875 shares of common stock at an exercise price of $37.5834 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(8) Option becomes exercisable in three equal annual installments beginning January 25, 2001.

(9) This option was previously reported as an option for 18,000 shares of common stock at an exercise price of $29.3056 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(10) Option becomes exercisable in three equal annual installments beginning January 23, 2002.

(11) This option was previously reported as an option for 12,750 shares of common stock at an exercise price of $41.0834 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(12) Option becomes exercisable in three equal annual installments beginning January 22, 2003.

(13) This option was previously reported as an option for 17,500 shares of common stock at an exercise price of $71.62 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(14) Option becomes exercisable in three equal installments beginning January 21, 2004.

/s/ Nicholas G. Vlahakis	1-22-03
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002